

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2011

<u>Via Email</u>
David L. Gaines
Chief Financial Officer
Park Sterling Corporation
1043 Morehead Street, Suite 201
Charlotte, NC 28204

> **Re: Park Sterling Corporation**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed July 1, 2011**
> **File No. 333-174041**

Dear Mr. Gaines:

     We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. To the extent any comments are applicable to disclosure in any future filings made under the Exchange Act of 1934, please make conforming changes to that disclosure.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Form S-4/A filed July 1, 2011</u>

<u>General</u>

1. We note your response to comment 5 in our letter dated June 3, 2011. Please provide us with a copy of the offering circular that was used in connection with your August 2010 public offering.

2. In order to expedite our review of your next amendment, please include the full response to each comment within your response letter along with the page references as to where the disclosure is included within your amendment. This will enable us to consider all revisions within the context of the comments and to ensure that we are able to appropriately identify the revisions made with the comment which generated them.

3. Please tell us how you calculated the number of Park Sterling shares to be exchanged for all of the outstanding Community Capital shares.

Opinion of Financial Advisor to Community Capital, page 43

4. We note your response to comment 24 in our letter dated June 3, 2011. In addition to disclosing that Community Capital has agreed to pay Howe Barnes a fee equal to 1.25% of the total consideration received by Community Capital and its shareholders, please revise to disclose an estimated dollar value of this arrangement as of the most recent practicable date.

Information About Park Sterling Corporation

Recent Developments, page 81

5. Please revise your recent developments section to disclose any changes in financial condition and results of operations for the second quarter of 2011, to the extent that this information is available.

Summary of Recent Events, page 84

6. We note your response to comment 29 in our letter dated June 3, 2011. Please revise to disclose the information provided in the second paragraph of your response.

Park Sterling's Management's Discussion and Analysis of Financial Condition and Results of Operations

Loans, page 97

7. We refer to your response to comment 32 of our June 3, 2011 letter. Please revise to explain why 39% of your home equity loans are not secured by second mortgages, including a complete description of the risks associated with these loans, how you monitor the quality of these assets and how you ensure satisfaction of these loans in any foreclosure proceedings. Describe here or elsewhere, as appropriate, how not having these loans secured by an interest in the underlying collateral affects your policy for developing the allowance for loan losses related to them.

Financial Condition

Asset Quality and Allowance for Loan Losses, page 99

8. We refer to your response to comment 33 of our June 3, 2011 letter. It remains unclear to us why you continue to rely on peer group information in developing your allowance for loan loss, how you identify and obtain relevant and current peer information and how you

apply that information to your loan portfolio. We note that many in your industry have significantly shortened their look back periods for determining historical loss factors. For instance, Community Capital uses a four-quarter rolling average to develop its allowance for loan losses. Based on the significant charge-offs that you have recorded in each quarter in 2010 and in the first quarter of 2011 compared to balances of the allowance for loan losses at the beginning of each period, it is not clear to us that your methodology captured the deterioration of your loan portfolio on a timely basis. Please address the following:

- Tell us how many periods (i.e. look back periods) of peer data you use in determining historical loss factors.

- For each quarter in 2010 and through the first quarter of 2011, provide us the peer data used to develop your allowance for loan losses. Identify the peer(s), where you obtained the information, how you determined it was relevant to your portfolio, and how often you updated it.

- Explain to us in detail how your mapping process works and how you applied it to the peer data in order to fit your portfolio. Provide us, by internal loan grade, the mapped peer data for each quarter in 2010 and through the first quarter of this year.

- Provide us the historical charge-off rates for each loan classification and internal loan grade for each quarter in 2010 and through the first quarter of 2011. Ensure that you clearly identify how this information relates to the mapped peer data requested in the prior bullet point.

- Provide us a discussion that compares and contrasts your historical charge-off rates for each quarter in 2009 and through the first quarter of 2011 with the mapped peer review information and the resultant loss factors applied to your portfolio in developing your allowance for loan losses.

9. We refer to your response to comment 34 of our June 3, 201l letter. Please revise to disclose the following:

   - Discuss how you indentify current market conditions in developing your environmental factors.

   - Discuss the changes in those conditions between reporting periods and how those changes affected your allowance for loan losses.

Information About Community Capital Corporation

General, page 114

10. Please revise to include a recent developments section to disclose any changes in financial condition and results of operations for the second quarter of 2011, to the extent that this information is available.

Unaudited Pro Forma Condensed Combined Financial Information

Note 3. Merger Related Costs, page 180

11. Please refer to your response to comment 54 and revise to provide a tabular presentation of the components of the merger costs. Also, it is not clear from your current disclosures why you are not able to estimate the periods over which these costs will be recognized. Based on the characteristics of the costs, it would appear an estimate of the periods over which they will be recognized should be possible, in whole or in part.

Note 4. Pro Forma Adjustments

Balance Sheet Adjustments, page 180

12. We note you adjusted the loan portfolio by $50.2 million (adjustment B on page 181) to reflect the estimated credit portion of the fair value adjustment. Please explain how your estimate of the fair value of the loan portfolio compares (or differs) to Community Capital's estimate of fair value as disclosed on page F-75 (Note 11 – Fair Value of Financial Instruments).

13. We note your response to comments 55 (adjustment B) and 56 (adjustment Q) of our June 3, 2011 letter; however, it is unclear how you addressed our comments in their entirety. Therefore, we are reissuing our comments in part. Please revise to include the disclosures required by ASC 310-30-50 and provide a complete discussion of how you applied the requirements of ASC 310-30-15 in identifying and measuring these loans.

Income Statement Adjustments, page 182

14. Adjustment Q indicates Community Capital's provision for loan losses was $5 million for the three months ended March 31, 2011; however, the historical provision for loan losses on page 178 indicates $.6 million. Please advise us of the difference or revise as necessary.

Financial Statements

Note H. Income Taxes, page F-46

15. We read your response to comment 59 of our June 3, 2011 letter; however, we do not see how you have provided a persuasive argument given the significant amount of negative evidence and the inherent subjectivity of the positive evidence (i.e. projections of future taxable income) you appear to be presenting as a significant piece of your evidence for not recording a valuation allowance. Also, we re-emphasize ASC Subtopic 740-10-30-23; in this regard, the cumulative loss in recent years and additional losses in the three months ended March 31, 2011 are significant pieces of objective negative evidence that are difficult to overcome. Please revise your annual and interim financial statements accordingly or advise us otherwise. Refer to ASC Subtopic 740-10-30-21 through 25.

Information About Community Capital Corporation

Provision and Allowance for Loan Losses, page 126

16. We refer to your response to comment 4 of our June 15, 2011 letter. The information in your response, while helpful, is not at a level to sufficiently provide us with a basis for understanding how your methodology for developing the allowance for loan losses appropriately captured known and inherent losses at each balance sheet date in each quarter ended in 2009 and 2010 and at March 31, 2011. In order for us to gain a better understanding of your methodology, please provide us the following information:

- Provide us the historical charges-off rates by loan category for each quarter ended in 2009 and 2010 and for the period ended March 31, 2011.

- Provide us the loss rate factors applied to each loan of each loan category for each quarter ended in 2009 and 2010 and for the period ended March 31, 2011.

- Provide us the historical charge-offs and loss rates applied to the ten largest loans from each category that were individually evaluated for impairment for each quarter ended in 2009 and 2010 and for the period ended March 31, 2011.

- Provide us a narrative of how your historical charge-off rates in each period compared to your loss rate factors and discuss any other pertinent information used to develop your allowance for loan losses for each quarter ended in 2009 and 2010 and through March 31, 2011.

- Provide us a narrative that discusses the specific factors that drove charge-offs in each quarter ended in 2009 and 2010. Explain, for instance, why charge-offs exceeded 100% of the beginning of the period allowance for loan losses in the fourth quarter in both 2009 and 2010.

Exhibit 8.1

17. We note the first sentence of the last paragraph on page 3. Counsel may limit reliance with respect to purpose, but not person. Please arrange for counsel to revise accordingly.

18. We note the second sentence of the last paragraph on page 3 and the first sentence of the first paragraph on page 4. The opinion must speak as of the date of effectiveness. Please arrange for counsel to revise accordingly or confirm that you will refile the opinion on the date of effectiveness.

19. Revise the opinion to eliminate the third assumption. It is not appropriate to assume legal conclusions, including the validity of the Agreement.

Exhibit 8.2

20. We note the first sentence of the last paragraph on page 2. Counsel may limit reliance with respect to purpose, but not person. Please arrange for counsel to revise accordingly.

21. Please arrange for counsel to revise to state that the opinion speaks as of the effective date or confirm that you will refile the opinion on the date of effectiveness.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc: P. Christian Scheurer, Esq.
     Anne Team Kelly, Esq.
         McGuireWoods LLP